EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES AMENDMENT TO TENDER OFFER DOCUMENTS AND EXTENSION OF TENDER OFFER

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Eligible Shareholders will be entitled to receive one additional Ordinary Share for every two Ordinary Shares held by such Shareholder

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Tender offer expiration extended to 5:00 p.m. EDT on October 1, 2012

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Melbourne, Australia, September 11, 2012 – Australia Acquisition Corp. (“AAC” or the “Company”) (NASDAQ: AAC; AACOW; AACOU) announced today that it has filed an amendment to its Schedule TO, the Offer to Purchase dated July 17, 2012 and the related materials (in each case, as amended, restated, supplemented or otherwise modified, collectively, the “Tender Offer Documents”), in response to comments received by the Securities and Exchange Commission. As part of the amendment, the Company has extended the expiration of the Tender Offer until 5:00 p.m. EDT on October 12, 2012. The Tender Offer was previously scheduled to expire at 5:00 p.m. EDT on September 13, 2012.

In addition, Shareholders of record immediately following the expiration of the Tender Offer (the “Record Date”), will be entitled to receive one additional Ordinary Share (each, a “Dividend Share”) for every two Ordinary Shares held as of the Record Date. Each of the officers and directors of the Company have agreed to forfeit any Dividend Shares they would be entitled to in exchange for no consideration.

Payment of the Dividend Shares is contingent upon the closing of the Transaction and will be made as soon as practicable after the closing, in each case subject to applicable law and the Company’s Articles of Association (including any necessary amendments thereto in connection with the issuance and delivery of such Dividend Shares). The Dividend Shares are being issued in addition to the previously disclosed consent fee that was issued to Shareholders who approved the amendment to Company’s Articles of Association.

“We are offering this additional consideration to help ensure that, following the closing of the transaction, the Company will be well capitalized and positioned to facilitate future growth initiatives. We remain excited about this opportunity,” said Peter Ziegler, Chairman and Chief Executive Officer of Australia Acquisition Corp.

The depositary for the Tender Offer has advised the Company that as of 11 a.m., New York City time, on September 10, 2012, 1,232,837 Ordinary Shares had been tendered into and not withdrawn from the Tender Offer. Shareholders who have previously tendered their Ordinary Shares do not need to take any other actions unless they desire to withdraw their Ordinary Shares, which they may do in accordance with the procedures described in the Offer to Purchase and Letter of Transmittal.

Morrow & Co., LLC is acting as the information agent for the Tender Offer, and the depositary is Continental Stock Transfer & Trust Company. Shareholders are urged to review the Tender Offer Documents, which will be available at www.sec.gov and which will be redistributed to holders of record and brokers who hold for Shareholders promptly, along with a Letter of Transmittal and related documents. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell AAC’s Ordinary Shares. The solicitation of offers to buy AAC Ordinary Shares will only be made pursuant to the Tender Offer Documents that AAC will send to its Shareholders. The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials have been, and the amended materials will be, distributed to AAC’s Shareholders at no expense and will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No public offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or pursuant to an exemption therefrom.

NO ASSURANCES

There can be no assurances that the proposed transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits will be realized. The references herein to the proposed transaction are qualified in their entirety by reference to the definitive agreements relating to the transaction, copies of which were filed by the Company with the SEC on July 11, 2012 as exhibits to the Company’s Report on Form 6-K.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy AAC’s securities have been made pursuant to the Tender Offer Documents. The Tender Offer Documents contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been provided free of charge to all holders of AAC’s shares. In addition, all of these materials (and all other materials filed by AAC with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia. Security holders of AAC are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the Tender Offer with respect to the Transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in AAC’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 which was filed with the SEC, and are also contained in the Schedule TO, Offer to Purchase dated July 17, 2012 and other related documents, and other documents relating to the Transaction.

Contact:

Investor Inquiries

Rob Fink / Todd Fromer

KCSA Strategic Communications

212.896.1206 / 212.896.1215

rfink@kcsa.com / tfromer@kcsa.com